[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                           Report on Bulk Holding

Based on:                                      Article 27-23, Paragraph 1 of the
                                               Securities and Exchange Law

Filed with:                                    Director of Tokai Local Finance
                                               Bureau

Name (3):                                      Katsuaki Watanabe, President,
                                               Toyota Motor Corporation

Address or Location of Head Office (3):        1 Toyota-cho, Toyota City,
                                               Aichi Prefecture

Effective Date of Reporting Duty (4):          November 7, 2006

Filing Date:                                   November 14, 2006

Total Number of Submitter and Joint Holders    1
(persons):

Submitting Method (5):                         Other


I.   Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------
   Name of Issuing Company         ISUZU MOTORS LIMITED
--------------------------------------------------------------------------------
   Company Code                    7202
--------------------------------------------------------------------------------
   Listed / Over-the-counter       Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)   Tokyo
--------------------------------------------------------------------------------
   Location of Head Office         26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo
--------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person    Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                            Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head     1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation           August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative          Katsuaki Watanabe
----------------------------------------------------------------------------------------------------------------
   Title of Representative         President
----------------------------------------------------------------------------------------------------------------
   Business Purposes               Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of    Yuji Maki, General Manager of Administration Department, Affiliated
   Person in Charge                Companies Finance Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                0565-23-3770
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes (9)
----------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
----------------------------------------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

-----------------------------------------------------------------------------------------------------------
                                     Main Text of Article 27-      Article 27-23,         Article 27-23,
                                         23, Paragraph 3        Paragraph 3, Item 1    Paragraph 3, Item 2
-----------------------------------------------------------------------------------------------------------
   Shares (shares)                              100,000,000                       -                      -
-----------------------------------------------------------------------------------------------------------
   Certificate of Stock Acquisition  A                                            -    F
   Rights (shares)
-----------------------------------------------------------------------------------------------------------
   Bonds with Stock Acquisition      B                                            -    G
   Rights (shares)
-----------------------------------------------------------------------------------------------------------
   Covered Warrants relating to      C                                                 H
   Subject Securities
-----------------------------------------------------------------------------------------------------------
   Depositary Receipts
   Representing Ownership Interest
   in Shares
-----------------------------------------------------------------------------------------------------------
   Other Related Depositary          D                                                 I
   Receipts
-----------------------------------------------------------------------------------------------------------
   Bonds Redeemable by Subject       E                                                 J
   Securities
-----------------------------------------------------------------------------------------------------------
           Total (shares)            K          100,000,000     L                 -    M                 -
-----------------------------------------------------------------------------------------------------------
   Number of Shares, Etc., which     N                    -
   were Transferred through a
   Margin Transaction and which
   are to be Deducted
-----------------------------------------------------------------------------------------------------------
   Number of Shares, Etc. Held       O          100,000,000
   (Total) (K+L+M-N)
-----------------------------------------------------------------------------------------------------------
   Number of Potentially Diluted
   Shares Held                       P                    -
   (A+B+C+D+E+F+G+H+I+J)
-----------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held

----------------------------------------------------------------------------------------------------------------
   Total Number of Issued Shares     S        1,653,459,518
   (shares) (as of November 7,
   2006)
----------------------------------------------------------------------------------------------------------------
   Percentage of Shares, Etc. Held                     6.05
   by the Above-stated Submitter
   (%) (O/(P+Q)x100)
----------------------------------------------------------------------------------------------------------------
   Percentage of Shares, Etc. Held                        -
   Stated in the Preceding Report
   (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company

----------------------------------------------------------------------------------------------------------------
      Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
   November 7,        Shares of common stock      100,000,000            Acquisition                JPY 440
      2006
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to Shares,
         Etc.
--------------------------------------------------------------------------------
   Not Applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (R) (JPY1,000)            44,000,000
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (S)                     -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (T) (JPY1,000)             -
--------------------------------------------------------------------------------
   Breakdown of Above (T)                                 -
--------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition         44,000,000
   (JPY1,000) (R+S+T)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of       Amount
            (Name of Branch)      Business     Representative                       Borrowing       (JPY1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not Applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------